

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 10, 2024

Felipe MacLean
Chief Executive Officer
Clover Leaf Capital Corp.
1450 Brickell Avenue, Suite 1420
Miami, FL 33131

   Re: Clover Leaf Capital Corp.
    Amendment No. 5 to Registration Statement on Form S-4
    Filed May 31, 2024
    File No. 333-274851

Dear Felipe MacLean:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-4 filed May 31, 2024

Q: What interests do Clover Leaf's Sponsor and current officers, directors and financial advisors have in the Business Combination?, page xviii

1. We note your response to prior comment 2, as well as your revised disclosure that "Maxim has agreed to a 25% reduction of its deferred underwriting commission upon the closing of the Business Combination, despite Maxim having already completed its underwriting services." However, here and throughout the prospectus, you continue to disclose that the "IPO Underwriter is entitled to deferred underwriting fees in the amount of $0.35 per Unit, or $4,840,930.50." Please revise to reconcile such inconsistencies and clarify whether the outstanding fees owed to Maxim by Clover Leaf are $3,630,698 (if true) or another amount, and ensure that your disclosure is consistent throughout the prospectus/proxy statement.

<u>Summary of the Proxy Statement/Prospectus, page 1</u>

2.   We re-issue prior comment 1 with respect to our request that in each place where you reference the listing of your securities on Nasdaq (e.g., pages 1 and 19), acknowledge that your securities may be subject to suspension and delisting as a result of the hearing with the Panel on May 7, 2024, if true. Also, on page 13, revise to acknowledge how quotation on the over-the-counter market would impact holders of your common stock, including any negative impact upon liquidity and quotation. In that instance, disclose how much notice you will provide to holders of your securities and the manner in which you expect to advise them.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Clover Leaf, page 147</u>

3.   Here and in Kustom Entertainment's Management's Discussion and Analysis of Financial Condition and Results of Operations, we note that you updated to include a discussion of the results for the three months ended March 31, 2024 and 2023 but no longer include a discussion of your results for the fiscal years ended December 31, 2023 and 2022. Please revise to include a discussion and analysis of your and Kustom Entertaiment's financial condition and results of operations for the periods covered by the financial statements included in the prospectus/proxy statement. Refer to Instruction 1 to paragraph (b) of Item 303 of Regulation S-K.

    Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Jessica Yuan